[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

January 25, 2008

EDGAR

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         Jackson National Separate Account - I on Form N-4
         File Nos. 811-08664 and 333-70472

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on December 27, 2007 (Accession No. 0000927730-07-000313) as a template (the Template Filing) for other Jackson offerings and offerings under our New York subsidiary life insurance company having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:

   o Availability of a new Guaranteed Minimum Withdrawal Benefit (GMWB). Subject to specific conditions, this optional GMWB, "LifeGuard Select with Joint Option", guarantees the withdrawal of a minimum annual amount for the duration of the life of the contract owner and the contract owner's spouse, regardless of the performance of the underlying investment options.

                                    333-118368                       811-08664
                                    333-119656                       811-08664
                                    033-82080 (2 offerings)          811-08664
                                    333-70472 (Fifth Third)          811-08664
                                    333-73850                        811-08664
                                    333-41153                        811-08521
                                    333-70697                        811-09119

   o Addition of GMWB conversion privileges within certain GMWBs. This addition allows contract owners who previously elected the "SafeGuard 7" GMWB or the "AutoGuard" GMWB to convert their GMWB into one of a selection of more-recently introduced GMWBs that were not previously available to those particular contract owners but that might be more beneficial.

                                    333-73850                        811-08664
                                    333-118368                       811-08664
                                    333-119656                       811-08664
                                    333-132128                       811-08664

   o Availability of a new GMWB. This optional GMWB, "SafeGuard Max", replaces an existing GMWB ("SafeGuard 7 Plus") and, subject to specific conditions, guarantees the return of premium through the withdrawal of a minimum annual amount, regardless of the performance of the underlying investment options.

                                    333-118368                       811-08664
                                    333-119656                       811-08664
                                    333-132128                       811-08664
                                    033-82080 (2 offerings)          811-08664
                                    333-70472 (Fifth Third)          811-08664
                                    333-73850                        811-08664
                                    333-41153                        811-08521
                                    333-70697                        811-09119
                                    333-70384                        811-08401
                                    333-119659                       811-08401
                                    333-118370                       811-08401
                                    333-37175                        811-08401
                                    333-48822                        811-08401
                                    333-81266                        811-08401
                                    333-86933                        811-09577

   o Availability of two new GMWBs. These optional GMWBs, "LifeGuard Freedom" and "LifeGuard Freedom with Joint Option", replace three existing GMWBs ("LifeGuard Advantage", "LifeGuard Ascent" and "LifeGuard Ascent with Joint Option"). These two new GMWBs generally combine features of the replaced GMWBs and, subject to specific conditions, guarantee the withdrawal of a minimum annual amount for the duration of the life of the contract owner and the contract owner's spouse, respectively, regardless of the performance of the underlying investment options.

                                    333-118368                       811-08664
                                    333-119656                       811-08664
                                    333-132128                       811-08664
                                    033-82080 (2 offerings)          811-08664
                                    333-70472 (Fifth Third)          811-08664
                                    333-73850                        811-08664
                                    333-41153                        811-08521
                                    333-70697                        811-09119
                                    333-70384                        811-08401
                                    333-119659                       811-08401
                                    333-118370                       811-08401
                                    333-37175                        811-08401
                                    333-48822                        811-08401
                                    333-81266                        811-08401
                                    333-86933                        811-09577

There are also sub-account changes and other non-material changes.

We filed the Template Filing on December 27, 2007, under rule 485(a)(1). The proposed effective date of the Template Filing is February 25, 2008, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

   o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

   o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

   o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

   o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable.  My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.